Exhibit 99.1

Press Release
For Immediate Publication

TIW and ClearWave To Increase
Their Stake in Ceský Mobil

Montréal, Canada and Amsterdam, the Netherlands, October 6, 2003 — Telesystem International Wireless Inc. (“TIW”) and ClearWave N.V (“ClearWave”) announce that they have received notice from Ceská Konsolidacni Agentura (“CKA”), a Czech state-owned agency, announcing its intent to sell its 3.62% stake in Ceský Mobil a.s. (“Ceský Mobil”). The transaction would be effected through TIW Czech N.V. (“TIW Czech”), a controlled subsidiary of ClearWave and TIW. CKA will sell its equity position in Ceský Mobil by exercising an option granted in 1999 as part of the creation of Ceský Mobil. The option allows CKA to sell the entirety of its stake at a price of approximately 469 million Czech Koruna (approximately US$17.0 million), representing the amount paid originally for the 3.62% equity stake, plus interest on such amount compounded at 7% per annum from the date of issuance of the shares up to the closing date of the transaction which is expected to occur in the first quarter of 2004. As of October 6, 2003, the amount of accrued interest represents approximately 131 million Czech Koruna (approximately US$4.8 million). TIW Czech will finance the acquisition via shareholders’ contribution. ClearWave owns a 24.2% equity interest in TIW Czech and its share of the purchase price to date would be approximately US$5.3 million. Pro forma for the transaction, TIW Czech equity interest in Ceský Mobil would increase to 99.87% from 96.25%.

About Ceský Mobil

Ceský Mobil a.s. operating in the Czech Republic under the brand name Oskar continues to be one of the fastest growing start-up cellular operator in Central and Eastern Europe. Oskar was awarded the third GSM license in the Czech Republic in October 1999. It achieved the fastest ever GSM launch by having its network on the air within three months of license award. Oskar achieved network coverage parity with the two incumbent operators at the end of 2000. As of June 30, 2003 Oskar had 1,337,492 subscribers.

About ClearWave N.V. and TIW

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 4.2 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Ceský Mobil a.s. TIW’s shares are listed on the Toronto Stock Exchange (“TIW”) and NASDAQ (“TIWI”).

For Information:

In North America:	In Central/Eastern Europe:
Investors: Serge Dupuis Telesystem International Wireless Inc. (514) 673-8443 sdupuis@tiw.ca	Igor Prerovsky ClearWave N.V. + 4202.7117.1551 igor.prerovsky@oskarmobil.cz

Our web site addresses are:
www.tiw.ca
www.clearwave.cz
www.oskarmobil.cz